UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of

The Securities Exchange Act of 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2013

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from to

Commission file number 1-6948

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: SPX Corporation Retirement Savings and Stock Ownership Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

SPX Corporation

13320 Ballantyne Corporate Place

Charlotte, North Carolina 28277

SPX Corporation
Retirement Savings and Stock Ownership Plan

Financial Report

December 31, 2013

Report of Independent Registered Public Accounting Firm

To the Administrative Committee
SPX Corporation Retirement Savings

and Stock Ownership Plan

We have audited the accompanying statement of net assets available for benefits of the SPX Corporation Retirement Savings and Stock Ownership Plan (the “Plan”) as of December 31, 2013 and 2012 and the related statement of changes in net assets available for benefits for the year ended December 31, 2013.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the SPX Corporation Retirement Savings and Stock Ownership Plan as of December 31, 2013 and 2012 and the changes in net assets for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Plante & Moran, PLLC

Southfield, Michigan

June 30, 2014

SPX CORPORATION RETIREMENT SAVINGS AND
STOCK OWNERSHIP PLAN

Statements of Net Assets Available for Benefits

	December 31
	2013	2012

Assets
Participant-directed investments:
Money market funds	$6,423,833	$2,872,797
Common collective trust funds	134,788,814	148,540,312
Mutual funds	588,507,786	504,792,241
Employer securities	205,358,489	176,419,816
Total participant-directed investments	935,078,922	832,625,166

Participant notes receivable	18,932,826	20,424,374

Adjustment from fair value to contract value relating to fully benefit-responsive investment contracts	(1,894,708)	(4,028,370)

Net assets available for benefits	$952,117,040	$849,021,170

The accompanying notes are an integral part of these statements.

SPX CORPORATION RETIREMENT SAVINGS AND
STOCK OWNERSHIP PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2013

Additions

Net realized and unrealized gains on investments:
Mutual funds	$89,701,929
Employer securities	65,047,548
Net realized and unrealized gains on investments	154,749,477

Interest and dividends	31,903,188

Participant notes receivable interest	870,205

Contributions:
Employer	16,605,785
Participants	30,219,323
Rollovers	3,496,430

Total contributions	50,321,538

Total additions	237,844,408

Deductions
Distributions to participants	(145,785,844)

Administrative expenses	(6,040)

Total deductions	(145,791,884)

Net increase before other changes	92,052,524

Transfer in (Note 1)	11,043,346

Net assets available for benefits
Beginning of year	849,021,170

End of year	$952,117,040

The accompanying notes are an integral part of this statement.

SPX CORPORATION RETIREMENT SAVINGS AND
STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2013 and 2012

Note 1 - Description of the Plan

The following description of the SPX Corporation Retirement Savings and Stock Ownership Plan (the “Plan”), as amended and restated effective October 1, 2010, provides only general information.  Participants should refer to the Plan document for a complete description of the Plan’s provisions.  The Plan became effective January 1, 1952 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  The Plan operates as a leveraged employee stock ownership plan with a cash or deferred arrangement as described in Internal Revenue Code Section 401(k), and is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code (the “Code”).

Effective January 1, 2013, the Plan was amended to allow participants of the S&N Pump 401(k) Plan and the Clyde Union Savings Plan for Non Bargained Employees to participate in the SPX Corporation Retirement Savings and Stock Ownership Plan.  The related plan assets of the Clyde Union Savings Plan for Non Bargained Employees were transferred to the SPX Corporation Retirement Savings and Stock Ownership Plan  effective March 2013 and the related assets of the S&N Pump 401(k) Plan were transferred effective May 2013.

General - The Plan is a defined contribution plan that benefits employees of   SPX Corporation (the “Employer” or the “Company”) who have met eligibility requirements.

Contributions - Participants can elect to defer a portion of their compensation as a pretax contribution to the Plan, up to the maximum allowed under the Plan and the Code.

As outlined in the Plan document, employer contributions are dependent upon the business unit or division of the Company where the participant is employed.  In general, for participants other than those related to certain plans that have been previously merged into the Plan, the Company makes matching contributions equal to 100 percent of the participant’s pretax contributions up to the first 4 percent of compensation deferred and 50 percent of the participant’s pretax contributions in excess of 4 percent of compensation deferred up to a maximum of 6 percent of compensation deferred. Employer contributions are invested in SPX Corporation common stock, are immediately vested and can be transferred at any time, subject to certain trading restrictions.

Employer contributions for participants related to certain plans that have been previously merged into the Plan are determined based on the respective collective bargaining agreements.

SPX CORPORATION RETIREMENT SAVINGS AND
STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2013 and 2012

Note 1 - Description of the Plan (Continued)

Participant Accounts - Each participant’s account is credited with the participant’s contributions, the Employer’s matching contributions, if any, and an allocation of Plan earnings.

Allocation of Plan earnings to participant accounts is based on the participant’s proportionate share of funds in each of the investment accounts.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Participants elect to invest their account balances and contributions among various investment options provided by the SPX Corporation Retirement and Welfare Plan Administrative Committee (the “Committee”), including an option to invest in SPX Corporation common stock.

Vesting - Participants in the Plan are at all times 100 percent vested in their contributions and earnings thereon.  Vesting in employer contributions is dependent upon the business unit or division of the Company where the participant is employed.  In general, participants are 100 percent vested in employer contributions; however, there are certain employer contributions that vest over a five to six year period.  Any forfeitures may be used to pay expenses of the Plan or reduce the employer contributions in the year the forfeitures occur or future years. Total forfeitures outstanding at December 31, 2013 and 2012 were $431,422 and $395,590, respectively.

Payment of Benefits - Upon termination of service, a participant may elect to receive either a lump-sum distribution or monthly or yearly payments equal to the value of his or her account. Terminated participants with account balances in excess of $1,000 can also elect to wait until retirement age to receive benefits. A participant who experiences a financial hardship is eligible to receive a distribution from his or her plan account.  The Plan also allows participants to withdraw certain portions of their balances attributed to certain benefit plans that have been previously merged into the Plan. All withdrawal payments are made by Fidelity Management Trust Company (the “Trustee,” “Fidelity”).

Employer Securities - Investment in SPX Corporation stock transferred to participants’ accounts by reason of the merger of the SPX Corporation Stock Ownership Plan on January 1, 1994 and stock allocated to participants’ accounts by reason of matching contributions as discussed above can be redirected to other investment options, subject to certain trading restrictions.

SPX CORPORATION RETIREMENT SAVINGS AND
STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2013 and 2012

Note 1 - Description of the Plan (Continued)

Participant Notes Receivable - A participant can borrow from the Plan an amount that does not exceed the lesser of $50,000 or 50 percent of the participant’s vested account balance. The term of the participant note receivable may not exceed five years unless the participant note receivable is used in the purchase of a primary residence, in which case the term may be up to 15 years.

Participant notes receivable are collateralized by the balance in the participant’s account and bear interest at market rates as outlined in the Plan document. Principal and interest are paid ratably through payroll deductions. Other participant note receivable provisions are outlined in the Plan document.

Voting Rights - Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account.  The Trustee is required to vote shares of common stock that have been allocated to participants but for which the Trustee received no voting instructions in the same manner and in the same proportion as the shares for which the Trustee received timely voting instructions.

Administration - The Company is the sponsor of the Plan.  The Committee, as provided in the Plan document, is the plan administrator. The Trustee also functions as the investment manager.

Investment management fees and trustee fees are paid by the Plan in accordance with the Plan document.

Termination - Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, participants become 100 percent vested in their account balances.

Note 2 - Summary of Significant Accounting Policies

Participant Notes Receivable - Participant notes receivable are recorded at their unpaid principal balances plus any accrued interest. Participant notes receivable are written off when deemed uncollectible.

Investments - The Plan’s investments are stated at fair value, except for its common collective trust fund investments, which are valued at contract value.  Contract value represents investments at cost plus accrued interest income less amounts withdrawn to pay benefits.  The fair value of the common collective trust funds is based on the fair value of the underlying net assets at the measurement date by the issuer of the funds.  The Plan’s interest in the common collective trust funds is based on its proportionate ownership interest in the fair value of the common collective trust funds.  The underlying fixed income securities within the common collective trust funds are determined by the issuer using pricing models, where

SPX CORPORATION RETIREMENT SAVINGS AND
STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2013 and 2012

Note 2 - Summary of Significant Accounting Policies (Continued)

inputs to those models are based on observable market inputs or recent trades of similar securities.  Inputs to the valuation techniques vary depending of the type of the security being priced, but typically include benchmark yields, credit spreads, prepayment speeds, reported trades and broker-dealer quotes, all with reasonable levels of transparency.  All other investments are valued based on quoted market prices.  See Note 5 for additional information.  Dividend income is accrued on the ex-dividend date.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Common Collective Trust Funds - The Plan holds the investment funds Fidelity Managed Income Portfolio I and Fidelity Managed Income Portfolio II which are  stable value funds.  These funds  have certain limitations on withdrawals and exchanges as follows:

•                  Participant-directed - Withdrawals made in order to accommodate distributions to participants or transfers to non-competing investments may be made on any business day.  Transferred amounts must be held in a non-competing investment option for 90 days before subsequent transfers to a competing fund can occur.

•                  Non-participant-directed - Withdrawals directed by a plan sponsor must be preceded by a twelve-month written notice to Fidelity.  Fidelity, however, may, in its discretion, complete any such plan-level withdrawal before the expiration of such twelve-month period.  No such notice has been given to Fidelity.

Benefit Payments - Distributions to participants are recorded when paid.

Income Tax Status - The Plan constitutes a qualified plan under Sections 401(a) and 401(k) of the Code and the related trust is exempt from federal income tax under Section 501(a) of the Code. The Plan obtained its determination letter dated September 18, 2013, in which the Internal Revenue Service stated that the Plan, as designed, was in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

SPX CORPORATION RETIREMENT SAVINGS AND
STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2013 and 2012

Note 2 - Summary of Significant Accounting Policies (Continued)

In accordance with guidance on accounting for uncertainty in income taxes, management evaluated the Plan’s tax position and does not believe the Plan has any uncertain tax positions that require disclosure or adjustment to the financial statements.  The plan administrator believes it is no longer subject to tax examinations for years prior to 2010.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period.  Actual results could differ from those estimates.

Risks and Uncertainties - The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 3 - Investments

Significant investments of the Plan at the end of the year were as follows:

	2013	2012
Employer securities, at fair value:
SPX Corporation stock	$205,358,489	$176,419,816
Common collective trust fund, at contract value:
Fidelity Managed Income Portfolio II	132,583,974	144,511,942
Mutual funds, at fair value:
Fidelity Contrafund K	60,257,295	51,294,765
Fidelity Puritan K	54,040,203	51,783,309
Spartan 500 Index Fund	51,946,735	41,514,304
Fidelity Growth Company K	49,039,123	41,528,321
PIMCO Total Return Instl	32,953,798	44,507,825

SPX CORPORATION RETIREMENT SAVINGS AND
STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2013 and 2012

Note 4 - Reconciliation of Financial Statements to Form 5500 (Annual Return/Report of Employee Benefit Plan)

The net assets on the financial statements differ from the net assets on Form 5500 due to common collective trust funds being recorded at contract value on the financial statements and at fair value on Form 5500.  The net assets on the financial statements were lower than Form 5500 by $1,894,708 and $4,028,370 at December 31, 2013 and 2012, respectively.  Accordingly, the net increase in the net assets available for benefits on the financial statements is $2,133,662 higher than as reported on Form 5500 for the year ended December 31, 2013.

Note 5 - Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Accounting standards require certain assets and liabilities be reported at fair value in the financial statements and provide a framework for establishing that fair value. The framework for determining fair value is based on a hierarchy that prioritizes the inputs and valuation techniques used to measure fair value.

The Plan utilizes market data or assumptions that it believes market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable quoted prices in active markets for identical assets or liabilities (“Level 1”), significant other observable inputs (“Level 2”) or significant unobservable inputs (“Level 3”). The Plan’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset or liability.  In instances where inputs used to measure fair value fall into different Levels in the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest input that is significant to the valuation.

Assets measured at fair value are as follows:

	Assets Measured at Fair Value at December 31, 2013
	Total	Level 1	Level 2	Level 3

Mutual funds:
Equity securities	$452,010,675	$452,010,675
Bonds and fixed income investments	48,916,713	48,916,713
Retirement age-based investments	87,580,398	87,580,398
Employer securities - SPX
Corporation stock	205,358,489	205,358,489
Common collective trust funds *	134,788,814		134,788,814
Money market and cash investments	6,423,833	6,423,833

SPX CORPORATION RETIREMENT SAVINGS AND
STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2013 and 2012

Note 5 - Fair Value Measurements (Continued)

	Assets Measured at Fair Value at December 31, 2012
	Total	Level 1	Level 2	Level 3

Mutual funds:
Equity securities	$385,682,151	$385,682,151	$—	$—
Bonds and fixed income investments	59,357,173	59,357,173	—	—
Retirement age-based investments	59,752,917	59,752,917	—	—
Employer securities - SPX
Corporation stock	176,419,816	176,419,816	—	—
Common collective trust fund *	148,540,312	—	148,540,312	—
Money market and cash investments	2,872,797	2,872,797	—	—

*     The common collective trust funds are stable value funds that invests in investment contracts (“wrap  contracts”) issued by insurance companies and other financial institutions, fixed income securities and money market funds to provide daily liquidity. Wrap contracts are purchased in conjunction with an investment in fixed income securities, which may include, but are not limited to, U.S. Treasury and agency bonds, corporate bonds, mortgage-backed securities, commercial mortgage-backed securities, asset-backed securities and bond funds.

There were no changes during 2013 to the Plan’s valuation techniques used to measure investment fair values on a recurring basis.  There were no transfers between the three Levels of the fair value hierarchy during 2013 and 2012. The Plan’s policy is to recognize transfers between Levels at the beginning of the fiscal year.

SPX CORPORATION RETIREMENT SAVINGS AND
STOCK OWNERSHIP PLAN

Schedule of Assets Held at End of Year

Form 5500, Schedule H, Item 4i

EIN 38-1016240, Plan 005

December 31, 2013

(a) (b)	(c)	(d)	(e)
Identity of Issuer	Description	Cost	Current Value

	Mutual funds:
Fidelity	Fidelity Real Estate Investment	*	$8,444,599
Fidelity	Fidelity International Small Cap	*	11,557,102
Fidelity	Fidelity Low-Priced Stock Fund	*	45,322,588
Fidelity	Neuberger Berman Genesis Instl	*	17,412,141
Fidelity	Fidelity Freedom 2000 Fund	*	993,679
Fidelity	Fidelity Freedom 2005 Fund	*	118,054
Fidelity	Fidelity Freedom 2010 Fund	*	6,276,107
Fidelity	Fidelity Freedom 2015 Fund	*	6,338,238
Fidelity	Fidelity Freedom 2020 Fund	*	28,639,483
Fidelity	Fidelity Freedom 2025 Fund	*	8,733,346
Fidelity	Fidelity Freedom 2030 Fund	*	17,252,812
Fidelity	Fidelity Freedom 2035 Fund	*	4,525,019
Fidelity	Fidelity Freedom 2040 Fund	*	9,502,175
Fidelity	Fidelity Freedom 2045 Fund	*	1,750,785
Fidelity	Fidelity Freedom 2050 Fund	*	2,129,525
Fidelity	Fidelity Freedom 2055 Fund	*	1,321,175
Fidelity	Fidelity Capital & Income	*	13,700,800
Fidelity	Fidelity Freedom Income	*	2,262,115
Fidelity	Fidelity Capital Appreciation K	*	25,524,686
Fidelity	Fidelity Contrafund K	*	60,257,295
Fidelity	Fidelity Equity-Income K	*	30,300,563
Fidelity	Fidelity Growth Company K	*	49,039,123
Fidelity	Fidelity International Discovery K	*	31,527,939
Fidelity	Fidelity Puritan K	*	54,040,203
Fidelity	Spartan US Bond Index Fund	*	9,516,510
Fidelity	Spartan 500 Index Fund	*	51,946,735
Fidelity	T. Rowe Price Dividend Growth Fund	*	5,397,495
Fidelity	T. Rowe Price Mid-Cap Growth Fund	*	15,688,539
Fidelity	William Blair Small Cap Value Fund	*	1,767,204
Fidelity	Goldman Sachs Growth Opportunities Fund	*	1,093,012
Fidelity	American Beacon Large Cap Value Fund	*	9,719,457
Fidelity	Invesco Capital Development Fund	*	1,699,697
Fidelity	Spartan Extended Market Index Inv	*	3,145,668
Fidelity	Spartan International Index Inv	*	1,149,755
Fidelity	Baron Growth Institution	*	17,460,364
Fidelity	PIMCO Total Return Instl	*	32,953,798

	Employer securities:
Fidelity	SPX Corporation stock	*	205,358,489

	Common collective trust fund:
Fidelity	Fidelity Managed Income Portfolio II	*	134,473,936
	Fidelity Managed Income Portfolio I	*	314,878

Fidelity	Money market fund	*	6,423,833

Participants	Participant notes receivable bearing interest at rates from 4.00 percent to 10.50 percent	—	18,932,826

	Total net investments		$954,011,748

* Cost information not required

Schedule 1

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SPX CORPORATION RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN

		By:	SPX Corporation Retirement and Welfare Plan Administrative Committee

Date:	June 30, 2014		By:	/s/ Kevin L. Lilly
Kevin L. Lilly Senior Vice President, Secretary and General Counsel and Member of the SPX Corporation Retirement and Welfare Plan Administrative Committee

Exhibit Index

Exhibit No.	Description

23.1	Consent of Plante & Moran, PLLC